UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)*

                    Under the Securities Exchange Act of 1934

                           Blue Earth Refineries Inc.
                                (Name of Issuer)

                        Ordinary Shares Without Par Value
                         (Title of Class of Securities)

                                    G11999102
                                 (CUSIP Number)

                                Peter R. Kellogg
                                 48 Wall Street
                                   30th floor
                               New York, NY 10005
                                 (212) 389-5841
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 January 6, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G11999102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Peter R. Kellogg
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,023,250
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        522,700
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,023,250
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     522,700
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,346,750
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G11999102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      IAT Reinsurance Company Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     2,973,250
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,973,250
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,973,250
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G11999102

ITEM 1. SECURITY AND ISSUER:

      This statement on Schedule 13D relates to ordinary shares without par value (the "Shares") of Blue Earth Refineries Inc., a British Virgin Islands corporation ("Blue Earth"). The principal executive offices of the Issuer are located at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong SAR, China.

ITEM 2. IDENTITY AND BACKGROUND:

      (a) This statement on Schedule 13D is filed on behalf of Peter R. Kellogg and IAT Reinsurance Company Ltd. ("IAT"). Mr. Kellogg is the sole owner of IAT's voting stock, is a member of IAT's board of directors, and is the President and CEO of IAT. A joint filing agreement of Mr. Kellogg and IAT is attached hereto as Exhibit A.

      (b)-(c), (f) Mr. Kellogg is an American citizen and, on the date of the event which requires the filing of this Statement, was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the New York Stock Exchange. IAT is a reinsurance company incorporated in Bermuda. Mr. Kellogg's business address is 120 Broadway, 6th floor, New York, NY 10271, and IAT's business address is 48 Wall Street, New York, NY 10005.

      (d)-(e) During the last five years, neither IAT, Mr. Kellogg, nor, to their knowledge, any of the directors or executive officers of IAT has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

      2,973,250 Shares of Blue Earth are held by IAT and its wholly-owned subsidiaries, 522,700 Shares are held by a foundation which is jointly administered by Mr. Kellogg and his wife, and 50,000 Shares are held by a partnership controlled by Mr. Kellogg.

      Blue Earth used to be a wholly-owned subsidiary of MFC Bancorp Ltd., a company organized under the laws of the Province of British Columbia, Canada ("MFC"). MFC registered the Shares with the SEC. On December 30, 2004, MFC effected a stock split of the shares of Blue Earth and then distributed ordinary shares of Blue Earth to MFC's shareholders, and Blue Earth ceased to be a subsidiary of MFC. Each holder of MFC common shares received one Share of Blue Earth for each common share of MFC held on December 30, 2004. At the time of the distribution, Mr. Kellogg beneficially owned 3,346,750 shares of common shares, without par value, of MFC. This distribution was registered with the SEC. Therefore, as a result of the distribution of Shares of Blue Earth to the shareholders of MFC, Mr. Kellogg acquired beneficial ownership of 3,346,750 Shares of Blue Earth. Mr. Kellogg and IAT received these Shares on January 6, 2005.

CUSIP No. G11999102

ITEM 4. PURPOSE OF TRANSACTION:

      The Shares of Blue Earth were acquired for investment purposes in the ordinary course of business by IAT and its wholly-owned subsidiaries, by the foundation administered by Mr. Kellogg, and by the trust administered by Mr. Kellogg and his wife and were not acquired with the purpose or effect of changing or influencing control of Blue Earth. Mr. Kellogg and IAT review their holdings of Blue Earth on an ongoing basis. Depending on such review and on various factors, including, without limitation, the price of the shares, stock market conditions, and business prospects of Blue Earth, Mr. Kellogg and IAT reserve the right to make additional purchases or sales of the Shares of Blue Earth in the future, although they have no present plans or proposals to do so. Any purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise. Except as set forth below in Items 5 and 6 below, neither Mr. Kellogg nor IAT have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

      (a) and (b) This statement relates to 2,973,250 Shares of Blue Earth held by IAT and its wholly-owned subsidiaries, 522,700 Shares are held by a foundation which is jointly administered by Mr. Kellogg and his wife, and 50,000 Shares are held by a partnership controlled by Mr. Kellogg. Based on the 13,557,146 shares of common stock of MFC that were outstanding on December 31, 2004 as set forth in MFC's public filings, the one-for-one distribution of Shares of Blue Earth to the MFC shareholders presumably resulted in an equal number Shares of Blue Earth at the time of the distribution on January 6, 2005. Therefore, the 3,346,750 Shares reported on this Schedule 13D represent 24.7% of Blue Earth's outstanding Shares as of the date of the event which triggered the filing of this Schedule 13D. Mr. Kellogg has sole dispositive and voting power with respect to the Shares of Blue Earth owned by IAT and its subsidiaries. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such Shares. Mr. Kellogg disclaims beneficial ownership of the Shares owned by IAT and its subsidiaries, and this statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

      (c) On January 6, 2005, IAT and its wholly-owned subsidiaries, a foundation which is jointly administered by Mr. Kellogg and his wife, and a partnership controlled by Mr. Kellogg received a total of 3,346,750 Shares pursuant to a distribution of such Shares to the holders of shares of MFC common stock. Each holder of MFC common shares received one Share of Blue Earth for each common share of MFC Bancorp held as at the record date of the distribution. Other than as set forth in this paragraph, the reporting persons have not effected any transactions in any class of securities of Mercer during the 60 days prior to the date of the event which requires the filing of this Schedule 13D.

CUSIP No. G11999102

      (d) The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

      (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

      Except as described in Item 5(d) above, to the best knowledge of Mr. Kellogg and IAT, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 or between such persons and any other person with respect to any securities of Blue Earth, including, but not limited to, transfer or voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A -- Agreement between Peter R. Kellogg and IAT Reinsurance
                   Company Ltd. to file this statement jointly on behalf of each of them.

      Exhibit B -- Power of Attorney in favor of Marguerite R. Gorman to sign all 13D and 13G filings on behalf of Mr. Peter R. Kellogg.

CUSIP No. G11999102

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 29, 2005
       New York, New York             /s/ Marguerite R. Gorman, attorney in fact
                                      ------------------------------------------
                                      Marguerite R. Gorman


                                  IAT REINSURANCE COMPANY LTD.

Dated: September 29, 2005
       New York, New York         By: /s/ Marguerite R. Gorman, attorney in fact
                                      ------------------------------------------
                                      Name:  Peter R. Kellogg
                                      Title: President & CEO